Deutsche Bank AG
Taunusanlage 12
D-60325 Frankfurt am Main
Federal Republic of Germany


Jeffrey A. Ruiz
Vice President
Telephone: (212) 469-3667


                                                               January 3, 2003


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

         Re:  Filing of Schedule 13G for Nucentrix Broadband Networks, Inc.

Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                                                   Sincerely,



                                                              Jeffrey A. Ruiz

Enclosures



                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13G
                     Under the Securities Exchange Act of 1934


                        Nucentrix Broadband Networks, Inc.
                      _______________________________________
                                  NAME OF ISSUER:


                          Common Stock ($0.001 Par Value)
                      _______________________________________
                           TITLE OF CLASS OF SECURITIES


                                     670198100
                      _______________________________________
                                   CUSIP NUMBER


                                 December 31, 2002
                      _______________________________________
              (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
             Schedule is filed:

                  [   ]    Rule 13d-1(b)

                  [X]        Rule 13d-1(c)

                  [   ]    Rule 13d-1(d)

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A)     [ ]
(B)       [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany


NUMBER OF         5.       SOLE VOTING POWER
SHARES                     826,618
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  821,918
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         826,618

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
                    [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.36%

12.  TYPE OF REPORTING PERSON

         HC, CO, BK

Item 1(a).        Name of Issuer:

                  Nucentrix Broadband Networks, Inc. ("Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is:
                           4120 International Parkway
                           Suite 2000
                           Carrollton, TX  75007

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG ("Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of the Reporting Person is:
                           Taunusanlage 12
                           D-60325 Frankfurt am Main
                           Federal Republic of Germany

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock, $0.001 par value ("Common Stock").

Item 2(e).        CUSIP Number:

                 The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 (a)   [   ]Broker or dealer registered under section 15 of the
                            Act;

                 (b)    [  ] Bank as defined in section 3(a)(6) of the Act;

                 (c)    [   ]Insurance Company as defined in section 3(a)(19)
                             of the Act;

                 (d)    [   ]Investment Company registered under section 8 of
                             the Investment Company Act of 1940;

                 (e)    [   ]An investment adviser in accordance with Rule
                             13d-1(b)(1)(ii)(E);

                 (f)    [   ]An employee benefit plan, or endowment fund in
                             accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g)    [   ] parent holding company or control person in
                              accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h)    [   ]A savings association as defined in section 3(b)
                             of the Federal Deposit Insurance Act;

                 (i)    [   ]A church plan that is excluded from the definition
                             of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)    [   ]Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

Not applicable. This filing is submitted consistent with Rule 13d-1(c). The Reporting Person is making this filing with respect to the Common Stock beneficially owned by Deutsche Bank Trust Company Americas (4,700 shares of the total 826,618 shares) and by BT Investment Partners, Inc. (821,918 shares of the total 826,618 shares), which is a wholly-owned subsidiary of the Reporting Person that does not meet the definition of any of the above listed entities.


Item 4.           Ownership.

                  (a)      Amount beneficially owned:

                  The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

                  (b)      Percent of class:

                  The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

                   (c)     Number of shares as to which such person has:

(i)      sole power to vote or to direct the vote:

                           The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (ii)shared power to vote or to direct the vote:

                           The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                           The Reporting Person has the sole power to dispose or direct the disposition of the Common
                           Stock as set forth on the cover page.

                           (iv)shared power to dispose or to direct the disposition of:

                           The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  See attached Exhibit A.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                            SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Deutsche Bank AG                            Deutsche Bank AG

       By:  /s/ Jeffrey A. Ruiz                    By:  /s/ Margaret M. Adams
       Name:    Jeffrey A. Ruiz                    Name:  Margaret M. Adams
       Title:   Vice President                     Title:    Director

Dated:  January 3, 2003

                                 Exhibit A


Subsidiary                              Beneficial Ownership            Nature of Holdings


BT Investment Partners, Inc.            821,918 shares*                 Sole voting and dispositive power

Deutsche Bank Trust Company Americas    4,700 shares                    Sole voting power






* The 821,918 shares of Common Stock beneficially owned by BT Investment Partners, Inc. are currently represented in the form of an immediately exercisable warrant, valid and effective through October 1, 2007, that entitles BT Investment Partners, Inc. to purchase the Common
Stock at a price of #27.63 per share, subject to future adjustment.  BT Investment Partners, Inc.
acquired the warrant in a transaction consummated on December 31, 2002.
